Exhibit 99.1

Amarin Corporation plc
Condensed consolidated interim financial statements as of and for the six months ended June 30, 2007
(Unaudited)

Contents

Management’s commentary on results	2
Report of Independent Registered Public Accounting Firm	6
Condensed consolidated income statements	7
Condensed consolidated balance sheets	8
Condensed consolidated cash flow statements	9
Condensed consolidated statements of changes in shareholders’ equity	10
Notes to the unaudited condensed consolidated interim financial statements	11

Condensed consolidated interim financial statements as of and for the six months ended June 30, 2007
Management’s commentary on results

Management presents the condensed consolidated interim financial statements prepared under International Financial Reporting Standards (“IFRS”) at June 30, 2007. These should be read in conjunction with the annual report filed with the Securities and Exchange Commission (“SEC”) under Form 20-F for the year ended December 31, 2006, our Statutory Annual Report (including risk factors described therein) furnished to the SEC on Form 6-K and our IFRS transition document also furnished to the SEC on Form 6-K.

Amarin Corporation plc (“Amarin” or the “Company” or the "Group") reported a net loss for the six months ended June 30, 2007 of $24.4 million or a loss of $0.27 per American Depositary Share (ADS), compared with a net loss of $15.1 million or a loss of $0.19 per ADS in the six months ended June 30, 2006.

The results for the six months ended June 30, 2007 are set out in further detail below.

CONDENSED CONSOLIDATED INCOME STATEMENT

Period Ended June 30, 2007 (IFRS)
Selected Income Statement Data

	Six months ended June 30
	2007	2006
	Total Unaudited	Total Unaudited
	$’000	$’000

Revenue:
Revenue	—	—

Operating expenses:
Research & development	(6,787)	(6,132)
Selling, general & administrative	(7,944)	(6,496)
Share-based compensation	(2,595)	(1,166)
Impairment of intangible asset	(8,784)	—

Operating expenses	(26,110)	(13,794)

Operating loss	(26,110)	(13,794)
Finance income	1,200	972
Finance expense	—	(2,826)

Loss before tax	(24,910)	(15,648)

For the six months ended June 30, 2007, the operating loss was $26.1 million, an increase of $12.3 million, compared with an operating loss of $13.8 million for the same period in 2006. The increase in operating loss over 2006 is mainly due to the $8.8 million impairment of intangible assets, an increase in share based compensation expenses of $1.4 million and increased selling, general and administration costs, primarily reflecting the significant level of business development activities to date this year.

Research and development costs of $6.8 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies, research and development overheads and significant costs associated with the Phase III trials in Huntington’s disease (“HD”), including costs payable to the two organizations that conducted the HD trials, namely, the Huntington’s Study Group (“HSG”) acting through the University of Rochester and Icon Clinical Research Limited, a subsidiary of Icon, plc. Included in these costs are costs associated with bringing the Phase III trials in HD to their conclusion.

Selling, general and administrative costs of $7.9 million primarily represent Amarin’s general corporate overhead, the company’s substantial investment in intellectual property and the business and corporate development costs of pursuing our growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities.

The $1.4 million increase in selling, general and administration costs from the six months June 30, 2006 was primarily due to increased personnel costs, professional fees and due diligence costs associated with the evaluation of in-licensing and acquisition opportunities.

The operating loss includes a non-cash charge under IFRS 2 “Share based payments” of $2.6 million in respect of share based compensation. The corresponding figure for the period ended June 30, 2006 is $1.2 million. The increase was due to options granted since the end of the corresponding period. IFRS 2 has no impact on the net assets of the company.

The operating loss also reflects a charge of $8.8 million on the impairment of the Miraxion intangible asset. On April 24, 2007, the Group announced top-line results from its two Phase III trials of Miraxion to treat HD. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints. While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the top-line results of the Phase III trials, it was deemed appropriate to write off the intangible asset, all of which relates to Miraxion, as the recoverable amount was deemed to be nil.

Finance income represents interest earned on cash and a non-cash foreign currency gain. This non-cash gain primarily arises on the accounting translation of our Sterling and Euro cash balances into U.S. dollars. Amarin adopts a risk adverse approach to foreign currency exposure and does not engage in foreign currency speculation. Cash balances are held in the currency in which the future expenditure is expected to be incurred.

The finance expense in the comparative period to June 30, 2006 related to the future investment right which was granted under the May 2005 financing and was exercised in the first quarter of 2006. A charge of $2.8 million was recorded, being the movement in the fair value of the future investment right from January 1, 2006 to March 15, 2006, the date of exercise.

CASHFLOW AND NET ASSETS

As of June 30, 2007, Amarin had cash and cash equivalents of $27.6 million and net current assets of $20.2 million. As of December 31, 2006, Amarin had cash and cash equivalents of $36.8 million and net current assets of $28.8 million. Total net cash outflow on operations was $14.0 million for the six months ended June 30, 2007, an increase of $1.1 million from the outflow of $12.9 million for the six months ended June 30, 2006.  The increase in cash outflow reflects the costs associated with the Phase III clinical trials for Miraxion in HD and general and administration costs.

Cashflows from investing activities comprise interest received in the six months to June 30, 2007 of $706,000 ($607,000 for the six months to June 30, 2006). Interest received was higher in 2007 than 2006 due to higher interest rates compared to the previous period.

Cash used in investing activities during the six months ended June 30, 2007 was $406,000 which reflects fixed asset acquisitions. The net cash used in investing activity in the six months ended June 30, 2006 of $37,000 also reflects fixed asset acquisitions.

Net cash generated from financing activities was $4.1 million in the six months ended June 30, 2007 reflecting gross proceeds of $3.7 million through the sale of approximately 6.16 million ADS’s in a registered direct offering on June 4, 2007. Proceeds from the exercise of warrants amounted to $0.6 million during the period. Share issue costs amounted to $0.3 million in the period.

Net cash generated from financing activities was $6.9 million in the six months ended June 30, 2006 reflecting gross proceeds of $2.1 million through the sale of approximately 0.8 million ADS’s in a private placement in January 2006 and $4.2 million through the completion of a registered offering of 2.4 million ADS’s in March 2006 (which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005). In addition, proceeds from the exercise of options by current and former employees amounted to $1.0 million. Share issue costs amounted to $0.4 million in the period.

GOING CONCERN

At 30 June 2007, Amarin had cash of $27.6 million and no debt other than working capital liabilities.  As of the date of these interim financial statements based upon current business activities, Amarin forecasts having sufficient cash to fund its operations through August 2008. Amarin’s cash outflows are determined by the level and timing of operating expenditures and potential acquisition activity.  Significant changes from current forecasted expenditure levels and potential increases due to acquisition activity are expected to be financed through new financings and/or revenue generated from its licensing and partnering activities.  The directors believe that it is appropriate that these financial statements are prepared on a going concern basis.  This basis of preparation assumes that Amarin will continue in operational existence for the foreseeable future (i.e. at least 12 months from the date of approval of these interim financial statements).

PIPELINE UPDATE

Huntington’s disease (“HD”)
Amarin continues to analyze and evaluate the substantial amount of data generated from its two Phase III clinical trials of Miraxion in HD. On April 24, 2007, Amarin announced top-line results from both studies at six months that showed no statistically significant difference in efficacy between Miraxion and placebo. The primary endpoint of the trials was a change in the Total Motor Score 4 (TMS-4) component of the Unified Huntington’s Disease Rating Scale at six months.

The U.S. trial was prospectively designed as a 12-month study, with a six-month, double-blind, placebo-controlled treatment period followed by a further six-month, open label extension period where all patients received Miraxion. In total, 190 patients had completed their 12-month assessments by the time the six-month results were announced and the trial halted. The E.U. trial commenced later than the U.S. trial and a meaningful number of patients had not received 12 months of treatment when the trial was halted.
In excess of 600,000 data points were generated during the trials which require analysis, correlation and evaluation. Amarin is carrying out this analysis, which is incomplete, with the aid of the Huntington’s Study Group (“HSG”) and the European HD network (“Euro HD”).
Preliminary indications suggest that patients who were treated with Miraxion for 12 months on average showed no deterioration of the primary endpoint (TMS-4) in the overall patient group. In addition, a genetic sub-group of patients – those with a CAG repeat length of less than 45 – on average displayed an improvement in TMS-4. It was this specific genetic group of patients that was targeted as potential responders to Miraxion, based upon clinical data from an earlier trial.

These preliminary findings are similar to the encouraging open label data seen at 24-months following the earlier 135 patient phase III trial. The 24-month data was recently presented at the 11th  International Congress of The Movement Disorders Society, Istanbul.
However, the viability of the program will remain uncertain until the full analysis of this complex data is complete. Amarin continues to analyze and evaluate the full data from the two trials with the HSG, Euro HD and our advisors. The Company also intends to pursue discussions with the U.S. Food and Drug Administration and European Agency for the Evaluation of Medical Products. Further information should be forthcoming later this year, likely in the fourth quarter.

Miraxion was found to be safe and well tolerated by patients.

Cardiovascular disease
The clinical benefit of EPA-based drugs to treat cardiovascular disease is well recognized. A Japanese prescription drug, identical to Miraxion (ultra pure EPA), is approved and marketed for trygliceride lowering. In the U.S., an EPA-based prescription drug is also approved and marketed for this indication. In the most recent HD trials, Miraxion, as expected, was shown to lower tryglicerides in patients with elevated baseline levels. Amarin is currently developing a cardiovascular strategy to capitalize on the known clinical benefits of EPA. Further information will be disclosed in the fourth quarter.

Parkinson’s disease – Two programs
Oral apomorphine
Amarin’s novel, oral formulation of apomorphine for the treatment of “off” episodes in advanced Parkinson’s patients completed a second pharmacokinetic study in volunteers earlier this year. This study compared the pharmacokinetic characteristics of four different formulations of oral apomorphine. The lead formulation has now been selected for optimization and a final pharmacokinetic study in volunteers is planned for the fourth quarter. A Phase II study in Parkinson’s patients is expected to begin in early 2008.

Amarin’s novel, oral formulation provides rapid absorption of apomorphine directly into the bloodstream after sublingual (under the tongue) administration. This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine that can be associated with the formation of painful swellings at the site of administration.

Combinatorial lipid formulation of levodopa
Pre-clinical results from Amarin’s combinatorial-levodopa development program are encouraging. Initial results show substantially increased brain levels of dopamine compared to control in pre-clinical models. Additional pre-clinical studies are ongoing. Clinical trials are planned to commence next year. Levodopa is the “gold standard" for the alleviation of Parkinson's disease symptoms, accounting for 70% of the prescription market.

Epilepsy Seizures
In February, Amarin in-licensed the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (“SE”) and acute repetitive seizures (“ARS”). Amarin’s nasal lorazepam will complete a pre-clinical pharmacokinetic study during the third quarter. Subsequent refinement of the nasal formulation is expected to be conducted on completion of this study. Clinical studies are planned to commence next year.

Intravenous lorazepam is a first line of treatment for SE and ARS in hospital emergency rooms in the United States. A nasal lorazepam product for seizure emergencies in the out-patient setting would represent an important treatment alternative for epilepsy patients. Diazepam rectal gel is the only treatment currently approved by the U.S. Food and Drug Administration (“FDA”) for seizure emergencies in the out-patient setting. Diazepam gel’s use is limited by its rectal route of administration. Consequently, an opportunity exists for the development of a product with a more convenient route of administration permitting broader out-patient treatment of SE and ARS in both children and adults.

Memory and Cognition
Amarin intends to commence a proof of concept study in humans with ultra-pure EPA in memory and cognition in the fourth quarter. Data generated by the Institute of Neuroscience at Trinity College, Dublin, Ireland supports the use of ultra-pure EPA in pre-clinical models of memory and cognition.

Combinatorial Lipid Program
In addition to the targeted transport of levodopa to treat Parkinson’s patients discussed above, Amarin has several targeted transport projects under evaluation. As these programs progress, further details will be disclosed.
Amarin’s targeted transport technology chemically conjugates bio-active lipids with either other lipids or existing drugs to improve bioavailability, blood brain barrier penetration and potentially increase efficacy, while reducing side effects. Each conjugate will be a new chemical entity (“NCE") with the potential for new intellectual property. The application of this platform is not limited to neurology, as it has applicability across a range of indications from cardiovascular to oncology.

RECENT DEVELOPMENTS

The following summarizes recent material events relating to the business, including material changes in affairs that have occurred since March 5, 2007, the date on which the Company’s most recent Annual Report on Form 20-F was filed with the SEC.

Equity financing
On June 4, 2007, Amarin completed a registered direct offering raising gross proceeds of $3.7 million of which $0.7 million was invested by directors and officers of the Company through the sale of 6.16 million ordinary shares. The investors also received warrants to purchase 0.62 million shares at an exercise price of $0.72 per share.

In addition, Amarin entered into an equity line of credit agreement with Southridge Capital that provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time over a three year period. The amounts to be drawn down under the equity line of credit agreement are influenced by the average share price and traded share volumes in the valuation period. As of June 30, 2007, no amounts have been drawn down on this facility.

Top-line results of two Phase III studies of Miraxion in Huntington’s disease
On April 24, 2007, Amarin announced top-line results from its Phase III clinical trials of Miraxion to treat HD. The Company conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or two grams of Miraxion daily for six months. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints.

Appointment of Declan Doogan, M.D. to the newly-created position of President, Research and Development
Dr Doogan was appointed to the newly-created position of President, Research and Development. Most recently, Dr Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development. In recent years, he held a number of senior positions in Pfizer in the U.S. and the U.K.

Appointment of Paul Duffy as President, U.S. Commercial Operations
Mr Duffy was appointed as President, U.S. Commercial Operations. Mr Duffy brings more than 30 years of neuroscience sales and marketing experience with Novartis Pharmaceuticals, having held sales and marketing positions of increasing responsibility from 1972 to 2003, leading to his most recent position as U.S. National Sales Director-Neuroscience which he held from 1999-2003. Mr. Duffy left Novartis to co-found Alamo Pharmaceuticals. At Alamo, he created a fully integrated commercial pharmaceutical company to market Fazaclo, a reformulation of Novartis’ anti-psychotic drug, Clozaril. Alamo was acquired by Avanir Pharmaceuticals last year.

Acquisition of global license to develop and market a novel, nasal lorazepam formulation for the treatment of emergency seizures in epilepsy patients
Amarin acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS). This formulation utilizes the patent protected NanoCrystal® Technology from Elan Corporation, plc. In consideration of the grant of the license and ultimately commercial supply, Amarin will pay Elan success-based development, filing and approval milestones totaling $5.2 million plus royalties on net sales. There is no initial license payment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Amarin Corporation plc

We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and its subsidiaries as of June 30, 2007 and the related condensed consolidated statements of income and cash flows for each of the six-month periods ended June 30, 2007 and June 30, 2006, and the related condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2007. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with guidance contained in Bulletin 1999/4 Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards.

We previously audited in accordance with International Standards of Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amarin Corporation plc and its subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated May 9, 2007 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the condensed consolidated interim financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland
August 14, 2007

Condensed consolidated income statement (unaudited) for the six months ended June 30, 2007

	Notes	Six months ended June 30, 2007 Unaudited	Six months ended June 30, 2006 Unaudited
		US$'000	US$'000

Revenue		-	-
Operating expenses Research and development		(7,373)	(6,517)
Selling, general and administrative		(9,953)	(7,277)
Other operating expense	4	(8,784)	-

Operating loss		(26,110)	(13,794)
Finance income		1,200	972
Finance expense		-	(2,826)

Loss before tax		(24,910)	(15,648)
Income tax		486	553

Loss for the period		(24,424)	(15,095)

Loss per £0.05 Ordinary Share - Basic		(0.27)	(0.19)
Loss per £0.05 Ordinary Share - Diluted		(0.27)	(0.19)

The accompanying notes are an integral part of these interim financial statements.

Condensed consolidated balance sheet as at June 30, 2007

	Notes	As at June 30, 2007 Unaudited	As at December 31, 2006 Audited
		US$'000	US$'000
ASSETS
Non-current assets
Property, plant and equipment (net)		643	314
Intangible assets		-	9,636
Available for sale investment		24	18
Total non-current assets		667	9,968

Current assets
Current tax recoverable		1,363	1,617
Other current assets		1,434	1,172
Cash and cash equivalents		27,610	36,802
Total current assets		30,407	39,591

Total assets		31,074	49,559

LIABILITIES
Non-current liabilities
Provisions	8	-	119
Other liabilities		92	116
Total non-current liabilities		92	235

Current liabilities
Trade payables		2,324	2,096
Accrued expenses and other liabilities		7,919	8,660
Total current liabilities		10,243	10,756

Total liabilities		10,335	10,991

EQUITY
Shareholders’ equity
Share capital	10	8,691	7,990
Share premium		139,938	139,313
Share based payment reserve		7,419	4,824
Warrant reserve		10,614	10,009
Capital redemption reserve		27,633	27,633
Treasury shares		(217)	(217)
Foreign currency translation adjustment		(1,926)	(1,261)
Fair value investment reserve		6	-
Retained earnings		(171,419)	(149,723)
Total shareholders’ equity		20,739	38,568

Total shareholders' equity and liabilities		31,074	49,559

  The accompanying notes are an integral part of these interim financial statements.

Condensed consolidated cash flow statement (unaudited) for the six months ended June 30, 2007

	Six month period ended	Six month period ended
	June 30, 2007	June 30, 2006
	US$'000	US$'000
Cash flows from operating activities
Loss after tax	(24,424)	(15,095)
Adjustments:
Depreciation of property, plant and equipment	84	63
Amortization of intangible assets	169	337
Impairment of property, plant and equipment	-	234
Impairment of intangible assets	8,784	-
Share based compensation	2,595	1,166
Effect of exchange rate changes on assets/liabilities and other items*	121	1,532
Interest received	(706)	(607)
Interest paid on finance leases	2	-
(Increase)/decrease in other current assets	(262)	469
Decrease in current liabilities	(580)	(1,111)
Increase/(decrease) in other liabilities	43	(28)
(Decrease)/increase in provisions	(119)	70
R&D tax credit	(486)	(553)
Cash expended on operating activities	(14,779)	(13,523)
Tax refund	743	604
Net cash outflow from operating activities	(14,036)	(12,919)

Cash flows from investing activities
Interest received	706	607
Purchases of property, plant and equipment	(406)	(37)
Net cash inflow from investing activities	300	570

Cash flows from financing activities
Proceeds from issue of share capital	4,310	7,291
Expenses on issue of share capital	(254)	(391)
Repayment of finance lease	(6)	(5)
Net cash inflow from financing activities	4,050	6,895

Net (decrease)/increase in cash and cash equivalents	(9,686)	(5,454)

Cash and cash equivalents at beginning of period	36,802	33,907
Effect of exchange rate changes on cash and cash equivalents	494	362

Cash and cash equivalents at end of period	27,610	28,815

* Included in the 2006 comparative figure is an amount of $2,818k reflecting the loss arising from the movement in the fair value between 1 January 2006 and the date of settlement, 15 March 2006, of the Future Investment Right negotiated as part of the May 2005 financing.

The accompanying notes are an integral part of these interim financial statements.

Condensed consolidated statement of changes in shareholders’ equity

	Share capital	Share premium	Share based payment reserve	Warrant reserve	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Fair value investment reserve	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

At January 1, 2006	6,778	113,239	2,623	9,620	27,633	(217)	697	-	(122,972)	37,401
Share issues	1,212	25,212	-	-	-	-	-	-	-	26,424
Share issuance costs	-	(2,450)	-	-	-	-	-	-	-	(2,450)
Share-based compensation	-	-	2,201	-	-	-	-	-	-	2,201
Fair value of future investment right	-	3,701	-	-	-	-	-	-	-	3,701
Warrant issue/(exercise)	-	(389)	-	389	-	-	-	-	-	-
Recognized income and expense:
Fair value of future investment right	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(1,958)	-	-	(1,958)
Net loss recognized directly in equity	-	-	-	-	-	-	(1,958)	-	-	(1,958)
Loss for the year									(26,751)	(26,751)
Total recognized income and expense	-	-	-	-	-	-	(1,958)	-	(26,751)	(28,709)

At December 31, 2006	7,990	139,313	4,824	10,009	27,633	(217)	(1,261)	-	(149,723)	38,568
Share issues	701	3,909	-	-	-	-	-	-	-	4,610
Share issuance costs	-	(254)	-	-	-	-	-	-	-	(254)
Share-based compensation	-	-	2,595	-	-	-	-	-	-	2,595
Write off of subsidiary	-	(2,728)	-	-	-	-	-	-	2,728	-
Fair value of investments	-	-	-	-	-	-	-	6	-	6
Warrant issue/(exercise)	-	(302)	-	313	-	-	-	-	-	11
Recognized income and expense:
Fair value of warrants	-	-	-	292	-	-	-	-	-	292
Foreign currency translation adjustment	-	-	-	-	-	-	(665)	-	-	(665)
Net (loss)/income recognized directly in equity	-	-	-	292	-	-	(665)	-	-	(373)
Loss for the period	-	-	-	-	-	-	-	-	(24,424)	(24,424)
Total recognized income and expense	-	-	-	292	-	-	(665)	-	(24,424)	(24,797)

At June 30, 2007	8,691	139,938	7,419	10,614	27,633	(217)	(1,926)	6	(171,419)	20,739

The accompanying notes are an integral part of these interim financial statements.

Notes to the unaudited condensed interim financial statements

1.	Going concern

These interim financial statements have been prepared on the going concern basis. As reported in the ‘Management’s commentary on results’ section of these unaudited interim financial statements, at 30 June 2007, Amarin had cash of $27.6 million and no debt other than working capital liabilities.  As of the date of these interim financial statements based upon current business activities, Amarin forecasts having sufficient cash to fund its operations through August 2008. Amarin’s cash outflows are determined by the level and timing of operating expenditures and potential acquisition activity.  Significant changes from current forecasted expenditure levels and potential increases due to acquisition activity are expected to be financed through new financings and/or revenue generated from its licensing and partnering activities.  The directors believe that it is appropriate that these financial statements are prepared on a going concern basis.  This basis of preparation assumes that Amarin will continue in operational existence for the foreseeable future (i.e. at least 12 months from the date of approval of these interim financial statements).

2.	Preparation of interim financial statements

The accompanying interim financial statements as of and for the six months ended June 30, 2007 and 2006 are unaudited and have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union (“E.U.”) for interim financial information. Accordingly, the information set out in these unaudited interim financial statements does not comprise statutory accounts within the meaning of the Companies Act 1985. There are no material differences in IFRS as adopted by the E.U. and as adopted by the Internal Accounting Standards Board ('IASB").

IFRS differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). These differences have a material effect on net loss and the composition of the shareholders’ equity. A reconciliation of net loss and shareholders’ equity from IFRS to U.S. GAAP is set forth in note 15.

These unaudited interim financial statements have been prepared in accordance with the accounting policies set out in, and should be read in conjunction with, Amarin’s transitional document to IFRS for the year ended December 31, 2006 which was filed with the SEC on Form 6-K on May 9, 2007. Previously, the Group prepared its annual consolidated financial statements under UK GAAP. From 1st January 2007, the Group is required to present its annual consolidated financial statements in accordance with IFRS adopted by the E.U.

In preparing this financial information, management has used its best knowledge of the standards and interpretations as published at June 30, 2007, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of financial statements for the year ending December 31, 2007, in accordance with accounting standards adopted by the E.U. As a result, although this information is based on management’s best knowledge of the standards and interpretations as published at June 30, 2007, and current facts and circumstances, this may change. IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations are subject to ongoing review and possible amendment or interpretative guidance.

Accordingly, further standards may be issued that could be applicable for financial years beginning on or after December 31, 2006, or are applicable to later periods, but with the option for companies to adopt for earlier periods. As a result, additional adjustments could be required to the 2006 financial information prior to its inclusion as comparative figures in the 2007 final financial statements. Therefore, until the Group prepares its first set of accounts in accordance with accounting standards adopted for use in the E.U, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 ‘First-Time Adoption of International Financial Reporting Standards’. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the Group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of Amarin Corporation plc and its consolidated subsidiaries have been included in these unaudited interim financial statements. Operating results for the six months ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Basis of consolidation

The consolidated financial statements include the accounts of Amarin Corporation and all subsidiary undertakings under its control. Control exists when an entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.

All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the consolidated financial statements.

3. Accounting Policies

Functional and presentation currency

These consolidated financial statements are presented in U.S. dollar, which is the Company’s functional currency.

Business combinations and goodwill

The purchase method of accounting is employed in accounting for the acquisition of subsidiaries by the Group. On the acquisition of a business, fair values are attributed to the identifiable assets, liabilities and contingent liabilities acquired.  Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities acquired.  Goodwill arising on acquisitions is capitalized and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable.

Deferred consideration is recognized when the related contingency can be measured reliably and it is probable that on outflow of economic benefit will be required. The fair value of the deferred component is determined through discounting the amounts payable to their present value.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  Depreciation is computed using the straight-line method based on the following estimated useful lives:

Plant and equipment	5-10 years
Motor vehicles	4 years
Fixtures and fittings	5 years
Computer equipment	3 years

Subsequent costs are included in an assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the Income Statement during the financial period in which they are incurred.

Impairment losses are recognized in the Income Statement. Following the recognition of an impairment loss, the depreciation charge applicable to the asset or cash-generating unit is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the remaining useful life.

Intangible assets

Acquired in-process research and development is stated at cost less accumulated amortization and impairments.

Intangible assets are subject to impairment testing at each balance sheet date.  All intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The costs of acquiring computer software for internal use are capitalised as internal assets where software supports a significant part of the business and the expenditure leads to the creation of a durable asset. Software is amortised over 4 years.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.  A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups.  Impairment losses are recognized in the income statement.  Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Expenditure on research activities, including clinical trials, undertaken to establish and provide evidence of product efficacy, is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled: completing the asset so it will be available for use or sale is technically feasible, management intends to complete the intangible asset and use or sell it, an ability to use or sell the intangible asset, it can be demonstrated how the intangible asset will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and the expenditure attributable to the intangible asset during its development can be reliably measured. To date, development expenditures have not met the criteria for recognition of an internally generated intangible asset.

Pre-launch costs

Prior to launch of a new pharmaceutical product, the Group may incur significant pre-launch marketing costs.  Such costs are expensed as incurred.

Advertising costs

Advertising costs are expenses as incurred.

Patent costs

The Group undertakes to protect its intellectual property using patent applications.  Costs associated with such applications are written off as incurred where they relate to ongoing development expenditure that is also not capitalised.

Acquired patent costs arising on acquisitions are capitalised and amortised on a straight-line basis over its estimated useful life.

Available-for-sale financial asset

Equity securities are classified as available for sale. They are measured on initial recognition and subsequently at fair value within non-current assets. Fair value gains or losses are recognised directly in shareholders’ equity.  A significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired. If any such evidence exists, the accumulated fair value adjustments recognized in equity are included in the income statement as losses from investments.  Impairment losses recognized in the income statement on available for sale securities are not reversed through the income statement if there is a subsequent increase in value.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is calculated on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discount).  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Share capital

(a) Ordinary shares
Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from share premium account in equity.

(b)Treasury shares
When share capital recognized as equity is repurchased, it is classified as treasury shares, with the amount of the consideration paid, including directly attributable costs, being recognized as a reduction from equity.

(c) Warrants and options granted in connection with ordinary share issuances
Where at the time of an ordinary share issuance the Group grants shareholders warrants or options to acquire additional shares, the total consideration received is apportioned on a fair value basis between that relating to the issued shares, which is recorded in share capital and share premium account, and the warrants or options.

Where the options or warrants give rise to an obligation for the Group to issue, if called to do so, a fixed number of shares for a fixed amount of money in functional currency terms then the options or warrants are classified into a separate component in equity.

Where the options and warrants give rise to obligations to issue ordinary shares other than on the above basis they are classified as financial liabilities on the balance sheet.  Where these instruments meet the definition of derivatives they are included at fair value on the balance sheet at each reporting year end, with the resulting unrealised gains or losses being recorded in the income statement.

In both situations, at settlement date the carrying value of the options and warrants are transferred to retained earnings.  The cash proceeds received from shareholders for additional shares are recorded in the share capital and share premium account.

Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction.  The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The assets and liabilities of foreign operations, including any goodwill and fair value adjustments arising on acquisition, whose functional currency is not the US dollar are translated to dollars at closing exchange rates at the reporting date.  The income and expenses of foreign operations are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transactions.  The cumulative effect of exchange differences arising on consolidation of the net foreign operations is recorded in the foreign currency translation reserve in equity.  When a foreign operation is disposed of, or partially disposed of the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

As a result of Phase III trials in Miraxion, intercompany balances with Amarin Coporation plc have been reclassified as a net investment.

Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Revenue from technology licensing to third parties is recognized when earned and non-refundable, through the achievement of specific milestones set forth in the applicable contract, and when there is no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Royalty income is recognized when earned, based on related sales of products under agreements providing for royalties.

Employee benefits

The Group accounts for pensions and other employee benefits under IAS 19 ‘Employee Benefits’.  Short-term employee benefits including vacation pay are accrued for in the period in which the related employee service is rendered.

The Group operates a defined contribution benefit plan.  The cost of providing the plan is expensed as incurred. There are no further obligations arising from the defined contribution plan.

Share-based compensation

Equity settled share-based compensation made to employees is recognized in the financial statements based on the fair value, as calculated under the binomial method of the awards measured at the date of grant.  The fair value of those options expected to be exercised is expensed over the requisite service vesting period.

Provision is made for employer’s National Insurance and similar taxes that arise on the exercise of certain share options, calculated using the market price at the balance sheet date.

Leases

Property, plant and equipment acquired under a lease that transfers substantially all of the risks and rewards of ownership to the Group (finance lease), are capitalised.  Upon initial recognition an asset acquired by finance lease is recognized as an asset and liability at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease.  The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Subsequent to initial recognition the asset is accounted for in accordance with the accounting policy applicable to the asset.  Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases which are not finance leases are considered operating leases.  Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

Provisions and contingencies

A provision is recognised in the balance sheet when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and it is reliably measured.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

A contingent liability is disclosed where the existence of the obligation is not yet considered probable as this will only be confirmed by future events, or where the amount of the obligation cannot be estimated reliably.

Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and foreign currency gains earned on financing activity.  Interest income is recognized as it accrues, using the effective interest method.

Finance expenses comprise foreign currency losses incurred on financing activity and impairment losses on financial assets.

Taxation

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the temporary differences reverse based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

No deferred tax asset or liability is recognized in respect of temporary differences associated with investments in subsidiaries where the Group is able to control the timing of reversals of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Government grants

Amounts received under grant agreements are used to defray specifically qualifying research and development expenditure and are offset against these costs in the financial statements.  Grants relating to categories of operating expenditure are credited to the income statement in the period in which the expenditure to which they relate is charged.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes, warrants, and share options granted.

Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.  The Group’s primary format for segment reporting is currently based on geographic location.

4.	Other operating expense

	Six months ended June 30
	2007	2006
	Total	Total
	$’000	$’000
	Unaudited	Unaudited

Impairment of intangible fixed assets	(8,784)	-

Operating loss	(8,784)	-

On April 24, 2007, the Group announced topline results from its two Phase III trials of Miraxion to treat HD. Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints. While Miraxion may have potential value in central nervous system disorders and other therapeutic indications, due to the results of the Phase III trials, it was deemed appropriate to write off the intangible asset, all of which relates to Miraxion, as the recoverable amount was deemed to be nil.

5. Segment Information

The Group operates in, and is managed as, a single segment. The following analysis is of segmental results by companies in each territory. Segmental results include items directly attributable to each territory as well as those that can be allocated on a reasonable basis.

Six months ended June 30, 2007 (unaudited)

	U.K.	Europe	Total
	$’000	$’000	$’000
Segment revenue	-	-	-

Segment operating loss	(22,807)	(3,303)	(26,110)

Finance income	1,200	-	1,200
Finance expense	-	-	-

Loss before tax	(21,607)	(3,303)	(24,910)
Tax benefit	486	-	486

Net (loss)	(21,121)	(3,303)	(24,424)

Six months ended June 30, 2006 (unaudited)

	U.K.	Europe	Total
	$’000	$’000	$’000
Segment revenue	-	-	-

Segment operating loss	(11,847)	(1,947)	(13,794)

Finance income	972	-	972
Finance expense	(2,826)	-	(2,826)

Loss before tax	(13,701)	(1,947)	(15,648)
Tax benefit	553	-	553

Net (loss)	(13,148)	(1,947)	(15,095)

6.	Taxation
At June 30, 2007, the taxation credit of $0.5 million relates to a research and development tax credit due on the operations of Amarin Neuroscience Limited. During the six months ended June 30, 2006, $0.6 million was due in respect of the research and development tax credit.

7.	Loss per share
Basic loss per share for the six months ended June 30, 2007 is calculated on the loss on ordinary activities after taxation of $24.4 million (June 30, 2006: loss of $15.1 million) and on 91,723,000 ordinary shares (June 30, 2006: 79,763,000 ordinary shares), being the weighted average number of ordinary shares in issue and ranking for dividend during the period, less treasury shares in issue during the period. Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue, less treasury shares, adjusted to reflect the effect of exercising those share options and warrants granted where the exercise price is less than the average market price of the ordinary shares during the period. The Company reported a net loss from continuing operations for the six months ended June 30, 2007 and June 30, 2006. As a result the loss per share is not reduced by dilution.

8. Provisions for liabilities and charges
National
Insurance
$’000
Unaudited
January 1, 2007	119
Decrease in provision	(119)
June 30, 2007	-

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees and will accumulate over the vesting period of relevant options. At June 30, 2007, no provision was required as the market price of the shares exceeded the options exercise price on all granted options, exceeded the market price of shares.

9. Share-based compensation

The Company grants share options under the Amarin Corporation plc 2002 Stock Option Plan.  The options are granted at fixed prices equal to the market value of our shares on the date of grant. The terms and conditions of the stock option plan are disclosed in our 2006 Annual Report on Form 20-F. Further grants of share options on similar terms were made to employees and non-employee directors during the six months ended 30 June 2007. The operating loss includes a non-cash charge of $2.6 million for the period ended June 30, 2007 in respect of share-based compensation. The period to date charge is split $2.0 million and $0.6 million between selling, general and administration and research and development respectively. The corresponding figure for the period ended June 30, 2006 is $1.2 million. The charge for the period to June 30, 2006 is split $0.8 million and $0.4 million between selling, general and administration and research and development respectively. The increase in the charge is due to options granted and higher fair values in the 12 months ended June 30, 2007. The adoption of IFRS 2 has no impact on the net assets of the Company.

The weighted average fair value of options granted during the six months ended June 30, 2007 and 2006 were $1.71 and $1.44, respectively.

A summary of the status of the Company’s nonvested options as of June 30, 2007 and changes during the six months ended June 30, 2007, is presented below:
	Options	Weighted average grant date fair value
		$
Nonvested at January 1, 2007	6,287,666	1.47
Granted	2,005,000	1.71
Vested	(890,333)	1.36
Nonvested at June 30, 2007	7,402,333	1.54

Employee stock options generally vest over a three year service period. Employee stock options are equity settled. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, June 30, 2007. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based in the US Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

The following assumptions were used to estimate the fair values of options granted:

	Six months to June 30, 2007 $’000 Unaudited	Six months to June 30, 2006 $’000 Unaudited
Options granted at the market price risk free interest rate (percentage)	4.58	4.39
Expected life (in years)	4	4
Volatility (percentage)	95%	105%
Expected forfeiture rate (percentage)	5%	5%
Dividend yield	-	-
Forced exercised rate (percentage)	10%	10%
Minimum gain for voluntary exercise rate (percentage)	33%	33%
Voluntary early exercise at a minimum gain rate (percentage)	50%	50%

During the six months ended June 30, 2007, and June 30, 2006 all options were granted at the market price.

Following the significant decline in the Company's stock price as a result of the disappointing outcome of the two Phase III studies of Miraxion conducted by the Company in Huntington’s Disease, the Remuneration Committee (“Committee”) has reviewed the effect of that decline on certain awards of stock options previously made to Directors and employees under the Company's 2002 Stock Option Plan and has determined that, in order to incentivise Directors and employees in relation to future performance and to re-align their interests with those of the Company's shareholders, the option exercise price stated in all Award Agreements relating to stock options granted in the period from 8 December 2006 to 11 April 2007 should be amended so that it will be equal to the sale price of the Company's American Depositary Receipts at market close on NASDAQ on the last trading day preceding a meeting of the Committee to be convened as soon as practicable following the AGM. The Committee is conscious that shareholders may potentially be sensitive to the making of such amendments to the Award Agreements and considers it appropriate that the shareholders approve the Committee’s action in making such amendments.

At the Annual General Meeting held on July 19, 2007, a resolution to the above affect was approved by the shareholders. For accounting purposes, the amendment of the above Award Agreements would give rise to an additional non-cash charge in the Company’s Income Statement for the years 2007 through 2010. This incremental charge will be the difference between the fair value of the amended Award Agreement and that of the original Award Agreement, both estimated at the date of the amendment. On August 2, 2007 the Remuneration Committee approved the amendment.  The new strike price for these stock options was set at $0.44.

10.         Called-up share capital and capital redemption reserve

	Called-up	Capital
	share	redemption
Issued	capital	reserve
	$’000	$’000
	Unaudited	Unaudited

At January 1, 2007	7,990	27,633
Increase in share capital	701	—

At June 30 2007	8,691	27,633

	June 30,	December 31,
	2007	2006
	$’000 Unaudited	$’000 Audited

Authorized
1,559,144,066 ordinary shares of £0.05 each (December 31, 2006:
1,559,144,006 ordinary shares of £0.05 each)	125,319	125,319
440,855,934 preference shares of £0.05 each (December 31, 2006: 440,855,934 preference shares of £0.05 each)	40,566	40,566

	165,885	165,885

Allotted, called up and fully paid
97,766,410 ordinary shares of £0.05 each (December 31, 2006:
90,684,230 ordinary shares of £0.05 each)	8,691	7,990

Issue of share capital
In April 2007, the Company issued 420,000 shares due to the exercise of warrants of nominal value $42,000 in aggregate for the total consideration of $600,600. These warrants were issued as part of the financing completed in December 2005.

On June 4, 2007, the Company issued a total of 6,156,406 ordinary £0.05 shares in consideration for $3,700,000 (nominal value $610,000) and warrants to purchase 615,643 shares with an exercise price of $0.72 per share in a registered direct offering, the proceeds of which will be used to fund the combined operations of the Amarin group.

On June 4, 2007, the Company and an affiliate of a former shareholder, Southridge Capital entered into an equity line of credit agreement. A one time fee of $300,000 was paid to Southridge in connection with the agreement through the issuance of 499,168 ordinary shares (nominal value $49,000). The agreement provides Amarin with the option to draw down up to a total of $15.0 million of additional equity funding from time to time over a three year period. The amounts to be drawn down under the equity line of credit agreement are influenced by the average share price and traded share volumes in the valuation period. As of June 30, 2007, no amounts have been drawn down on this facility.

In the six months to June 30, 2007, the Company issued 6,666 shares due to the exercise of share options of nominal value $600 in aggregate for a total consideration of $8,000.

11. Related party transactions

        A. Amarin Investment Holding Limited
At June 30, 2007 Amarin Investment Holding Limited (“AIHL”) which is a significant shareholder and an entity controlled by our Chairman Mr. Tom Lynch, held 10.1 million shares and 0.7 million warrants in Amarin (which is approximately 9.1% of Amarin’s entire issued share capital including warrants and options).

In June 2007, AIHL subscribed for 124,792 ordinary shares in a registered direct financing and warrants to subscribe to 12,480 ordinary shares.

In March 2006, AIHL subscribed for 302,170 ordinary shares in a registered direct financing. The offering was completed pursuant to certain pre-existing contractual commitments of the Company to investors that participated in a previously completed financing in May 2005.

         B. Registered Direct Offering
Several of the Company’s directors and officers subscribed for approximately 1.0 million ordinary shares and warrants to subscribe to 0.1 million ordinary shares in June 2007 in a registered direct financing.

         C. Icon
At June 30, 2007 Sunninghill Limited, a company controlled by one of our non-executive directors, Dr John Climax, held 6.7 million shares and 0.3 million warrants in Amarin (which was approximately 5.9% of Amarin’s entire issued share capital including warrants and options), and Poplar Limited, a company controlled by Dr Climax, held approximately 7% of Icon, plc.

In 2005, the Company entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European Phase III study on Miraxion (TREND 2) and to assist Amarin in conducting its U.S. Phase III study on Miraxion (TREND 1) where it will have a monitoring and central laboratory role for consistency. For the six months to June 30, 2007 Amarin had incurred costs of $5.6 million with respect to Icon. At the period end, $3.6 million is included in accruals and $0.8 million is included in trade creditors.

Amarin’s chairman Mr Tom Lynch has served as an outside director of Icon since January 1996. He is also a member of the Icon audit committee. On March 20, 2006 Dr Climax became a non-executive director of the Amarin.

         D. Apomorphine
On May 17, 2006, the Company acquired from Dr Tony Clarke the product rights to a novel oral formulation of Apomorphine which is used for the treatment of advanced Parkinson’s disease in patients who experience freezing or “off” periods. Dr Tony Clarke, Vice President, Clinical Development had filed a patent related to this novel formulation of Apomorphine prior to joining Amarin in August 2005. The transaction has been structured specifically to minimize payments in the near term and to acknowledge progress with success milestones.

The consideration payable by Amarin for the acquisition of the product rights comprises an upfront payment of £42,000 ($82,000), milestones totaling approximately $1.3 million and a mid single digit royalty on sales. The milestone payments break down as follows:
▪	future development success payments – potentially totaling $125,000
▪	regulatory filing milestones of $100,000 on each filing in the US and Europe
▪	approval milestones of $500,000 on each approval in the US and Europe.

No amounts were paid to Dr Tony Clarke in relation to Apomorphine during the 6 months to June 2007.

E. Dalriada
In March 2007, Amarin’s remuneration committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the

Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Company pays Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. An additional amount of £75,000 was also approved by the remuneration committee and paid during the six months ended June 30, 2007 in respect of consultancy services.

Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr Thomas Lynch, Amarin chairman, and family members.

      F. Lorazepam
In March 2007, the Company acquired a global license to develop and market a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients. This formulation utilizes the patent protected NanoCrystal® Technology from Elan Corporation, plc (“Elan”). A key member of Elan is a connected person to Mr Alan Cooke, our president and chief financial officer, as such under Nasdaq rules this transaction is deemed to be a related party transaction. Under the terms of the agreement, the Company will pay Elan success based development, filing and approval milestones totaling $5.2 million plus royalties on net sales. No payments were made to Elan during the period to date.

12.	Commitments and contingencies

A. Laxdale approval milestones
There are no capital commitments relating to the Miraxion development project. However, under the purchase agreement for Laxdale, completed on October 8, 2004, upon the attainment of specified approval milestones we will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and we will be required to make royalty payments of 6% on future sales of Miraxion (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi). Such contingent milestones may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the FDA and EMEA. The first approval obtained in the US and Europe would result in additional consideration of £7.5 million payable, for each approval, to the selling shareholders of Laxdale Limited in either cash or stock (at the sole option of each of the selling shareholders). The second approval obtained in the US and Europe would result in additional consideration of £5.0 million payable, for each approval, to the selling shareholders of Laxdale Limited.

B. Miraxion contracted R&D expenditure
Amarin engaged various clinical research organizations and consultants to assist in the carrying out of two Phase III trials on Miraxion in Huntington’s disease. Amarin entered into a clinical trial agreement with the University of Rochester in Quarter 1, 2005. Pursuant to this agreement the University was obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease in the U.S. Additionally, we entered in to a similar clinical trial agreement with Icon plc to perform similar procedures in Europe in Quarter 2, 2005. These agreements were terminated by Amarin in Quarter 2 2007 as a result of the adverse results of these trials and the following payments represent costs associated with the wind down of the trials.

	Estimated Payments due by period in $000’s from 1 July 2007
		Less
		than 1	1-2	2-3	3-4	4-5
	Total	year	years	years	years	years	Thereafter
Clinical research — University of Rochester	1,406	1,406	—	—	—	—	—
Clinical research — Icon	4,449	4,449	—	—	—	—	—

Clinical research	5,855	5,855	—	—	—	—	—

13. Post balance sheet events

There were no material events that occurred after the balance sheet date, except for the amendment to certain stock options as disclosed in note 9.

14. Reconciliations on transition to IFRS

As stated in Note 2, this is our first set of interim financial statements prepared in accordance with the recognition and measurement principles of IFRS. The accounting policies set out in Note 3 have been applied in preparing the interim financial statements for the six months ended June 30, 2007 and 2006, the financial statements for the year ended December 31, 2006 and in the preparation of an opening balance sheet at January 1, 2006, our date of transition.

The following reconciliations provide a quantification of the effect of the transition to IFRS on:

(i)        Unaudited condensed consolidated balance sheet at January 1, 2006
(ii)       Unaudited condensed consolidated income statement for the six months ended 30 June 2006
(iii)      Unaudited condensed consolidated balance sheet at December 31, 2006
(iv)      Explanatory notes

(i) Reconciliation of impact of IFRS on the unaudited condensed consolidated balance sheet at January 1, 2006

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET		Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	460	-	(7)	-	-	-	453
Intangible assets	9,627	-	(235)	-	-	-	9,392
Available for sale investment	-	-	-	-	24	-	24
Total non-current assets	10,087	-	(242)	-	24	-	9,869

Current assets
Current tax recoverable	1,312	-	-	-	-	-	1,312
Other current assets	1,454	-	-	-	-	-	1,454
Cash and cash equivalents	33,907	-	-	-	-	-	33,907
Total current assets	36,673	-	-	-	-	-	36,673

Total assets	46,760	-	(242)	-	24	-	46,542

LIABILITIES
Non-current liabilities
Provisions	15	-	-	-	-	-	15
Other liabilities	165	-	-	-	-	-	165
Total non-current liabilities	180	-	-	-	-	-	180

Current liabilities
Trade payables	779	-	-	-	-	-	779
Derivative liability	-	-	-	883	-	-	883
Accrued expenses and other liabilities	7,221	78	-	-	-	-	7,299
Total current liabilities	8,000	78	-	883	-	-	8,961
Total liabilities	8,180	78	-	883	-	-	9,141

EQUITY
Capital and reserves attributable to equity holders
Share capital	6,778	-	-	-	-		6,778
Share premium	124,097	-	-	(1,238)	-	(9,620)	113,239
Share based payments reserve	2,623	-	-	-	-		2,623
Warrant Reserve	-	-	-	-	-	9,620	9,620
Capital redemption reserve	27,633	-	-	-	-		27,633
Treasury shares	(217)	-	-	-	-	-	(217)
Foreign currency translation reserve	-	-	697	-	-	-	697
Retained earnings	(122,334)	(78)	(939)	355	24		(122,972)
Total capital and reserves	38,580	(78)	(242)	(883)	24	-	37,401

Total shareholders' equity and liabilities	46,760	-	(242)	-	24	-	46,542

(ii) Reconciliation of impact of IFRS on the unaudited condensed income statement for the six months ended June 30, 2006

	Previously reported under UK GAAP	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	Restated under IFRS
		Note 1	Note 2	Note 3	Note 4
Turnover
Research & development	(7,081)	(5)	569	-	-	(6,517)
Selling, general & administrative	(7,641)	(32)	396	-	-	(7,277)

Operating loss	(14,722)	(37)	965	-	-	(13,794)
Finance income	1,005	-	(33)	-	-	972
Finance expense	(2)	-	-	(2,818)	(6)	(2,826)
Loss before tax	(13,719)	(37)	932	(2,818)	(6)	(15,648)
Tax benefit	553	-	-	-	-	553

Loss for the period	(13,166)	(37)	932	(2,818)	(6)	(15,095)

(iii) Reconciliation of IFRS on the unaudited condensed consolidated balance sheet at December 31, 2006

	Previously reported under UK GAAP	Total opening adjustment at 1 Jan 06	IAS 19 Employee Benefits	IAS 21 Foreign Currency	IAS 32/39 Financial Instruments	IAS 39 Financial Instruments	IAS 32/39 Financial Instruments	As stated under IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
BALANCE SHEET			Note 1	Note 2	Note 3	Note 4	Note 5
ASSETS
Non-current assets
Property, plant and equipment	282	(7)	-	39	-	-	-	314
Intangible assets	8,953	(235)	-	918	-	-	-	9,636
Available for sale investment	0	24	-	-	-	(6)	-	18
Total non-current assets	9,235	(218)	-	957	-	(6)	-	9,968

Current assets
Current tax recoverable	1,617	-	-	-	-	-	-	1,617
Other current assets	1,172	-	-	-	-	-	-	1,172
Cash and cash equivalents	36,802	-	-	-	-	-	-	36,802
Total current assets	39,591	-	-	-	-	-	-	39,591

Total assets	48,826	(218)	-	957	-	(6)	-	49,559

LIABILITIES
Non-current liabilities
Provisions	119	-	-	-	-	-	-	119
Other liabilities	116	-	-	-	-	-	-	116
Total non-current liabilities	235	-	-	-	-	-	-	235

Current liabilities
Trade payables	2,096	-	-	-	-	-	-	2,096
Derivative liability	-	883	-	-	(883)	-	-	-
Accrued expenses and other liabilities	8,660	78	(78)	-	-	-	-	8,660
Total liabilities	10,756	961	(78)	-	(883)	-	-	10,756
Total liabilities	10,991	961	(78)	-	(883)	-	-	10,991

EQUITY
Capital and reserves attributable to equity holders
Share capital	7,990	-	-	-	-	-	-	7,990
Share premium	146,859	(10,858)	-	-	3,701	-	(389)	139,313
Share based payment reserve	4,824	-	-	-	-	-	-	4,824
Warrant reserve	-	9,620	-	-	-	-	389	10,009
Capital redemption reserve	27,633	-	-	-	-	-	-	27,633
Treasury shares	(217)	-	-	-	-	-	-	(217)
Foreign currency translation reserve	0	697	-	(1,958)	-	-	-	(1,261)
Retained earnings	(149,254)	(638)	78	2,915	(2,818)	(6)	-	(149,723)
Total capital and reserves	37,835	(1,179)	78	957	883	(6)	-	38,568

Total shareholders' equity and liabilities	48,826	(218)	-	957	-	(6)	-	49,559

Explanatory notes

Note 1: IAS 19 Employee Benefits
IAS 19 requires companies to accrue for paid vacation leave in the period in which the employees render the related employee service.

Typically companies operating in a UK GAAP environment recorded vacation pay on an incurred basis and did not establish accruals for the potential liability.  However, Amarin commenced accruing for vacation leave entitlements in its UK GAAP financial statements in 2006.  This accrual comprised a catch-up for all unutilised leave entitlements.

Under IFRS, a vacation leave accrual is required in each reportable period presented.  Consequently, Amarin will be required to accrue for paid vacation leave at 1 January 2006 (date of transition to IFRS) and at each reportable period thereafter.

The operating profit impact in 2006 of applying IAS 19 is a credit of US$78,000, being the portion of the accrual recognised during the six months ended 30 June 2006 and the year ended 31 December 2006 under UK GAAP which relates to pre 1 January 2006 unutilised leave entitlements.  Therefore, an accrual of US$78,000 is recorded at 1 January 2006 with a corresponding reduction in opening retained earnings upon adoption of IAS 19.

Note 2: IAS 21 Effects of Changes in Foreign Exchange Rates

Part A: Determination of functional currency
Under UK GAAP, Amarin adopted the temporal method set out in SSAP 20 “Foreign Currency Translation” to account for the operations of its subsidiary entities.  This resulted in the operations of the Group’s subsidiaries being deemed to be an extension of the parent company’s operations and therefore the financial transactions of the subsidiary were recorded as if they had been entered into by the parent.  As the parent company’s operational currency is the US dollar this was also deemed to be the operational currency of its subsidiary undertakings.

IAS 21 defines the functional currency of a company as the currency of the primary economic environment in which the entity operates, and requires that a determination of the appropriate functional currency of each Group company should be made for at each reportable period.

IAS 21 prescribes a hierarchy of factors to consider when determining the functional currency of a company.  Having considered these factors, the functional currencies of each Group company under IFRS are determined to be as follows:

•  Amarin Corporation plc: US$ (no change)
•  Amarin Neuroscience Limited: Stg£ (previously US$ under UK GAAP)
•  Amarin Pharmaceuticals Ireland Limited: € (previously US$ under UK GAAP)

Part B: Translation from functional currency to presentation currency
Amarin presents its annual report in US dollars.  IAS 21 prescribes the manner in which the results of foreign subsidiaries from their functional currency into the presentation currency of the consolidated financial statements, as follows:

•	Assets and liabilities for each balance sheet presented shall be translated at the closing rate at the date of that balance sheet
•	Income and expenses for each income statement shall be translated at exchange rates at the dates of the transactions
•	All resulting exchange differences shall be recognised as a separate component of equity

Applying these rules gives rise to a reduction in the amount of US$760,000 and US$2,915,000 of operating loss for the six months ended 30 June 2006 and for the year ended 31 December 2006, respectively, being the quantum of net foreign currency unrealised gains and losses previously recorded in the subsidiary income statements under UK GAAP which is now recognised in a separate component of equity.  In addition, a foreign currency reserve is established of US$602,000 at 30 June 2006 and US$697,000 at 31 December 2006 representing the opening foreign currency reserve of subsidiary entities translated into dollars at the closing exchange rates. In addition, as noted above, IAS 21 requires all assets and liabilities of each subsidiary to be translated at the closing rate for the purpose of consolidation in the Group accounts.  Under the UK GAAP temporal method, non-monetary items (such as property, plant and equipment) were translated using the exchange rate at the date of transaction (i.e. historical cost).  This gives rise to an increase of US$7,000 to property, plant and equipment and an increase to intangible assets of US$295,000 at 30 June 2006 and an increase of US$39,000 to property, plant and equipment and an increase to intangible assets of US$918,000 at 31 December 2006. Similarly, opening retained earnings at 1 January 2006 are increased in the amount of US$939,000 and the carrying value of property, plant and equipment and intangible assets are reduced by US$7,000 and US$235,000 respectively.

Note 3: IAS 32/39 Financial Instruments

In May 2005, Amarin raised US$17.8 million by way of a share offering.  In addition, investors in the share offering were given a future investment right, which, subject to certain conditions, would allow the investors subscribe for additional shares at 15 March 2006 with a value up to a maximum of US$7.22 million.

In accordance with IAS 32, the definition of a financial liability includes:

A contract that will or may be settled in the entity’s own equity instruments and is:

a)	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

b)	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments

The future investment right meets the definition of a derivative as:

–  There is little or no upfront investment
–       The value of the right moves in relation to the movement in the underlying share price of the Company subject to a cap
–  It is settled at a future date; under IFRS, expiry at maturity date is a form of settlement

The terms of the future investment right specified a share price for this offering equal to the lower of (a) $1.75 or (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending March 16 2006.  However, neither the number of shares nor the expected proceeds to be raised in March 2006 were fixed in the agreement and therefore this right meets the definition of a financial liability set out above.

In accordance with IAS 39, the financial liability is initially recorded at its fair value in May 2005, with a corresponding entry to reduce share premium.  The financial liability is recorded at its fair value at each subsequent reportable period end, with any gains and losses recorded in the income statement.  On settlement of the future investment right in March 2006, the financial liability is derecognised and share capital and share premium are adjusted according to the actual number of shares subscribed for.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the financial liability at that date which amounted to US$883,000, a reduction of US$1,238,000 in share premium being the fair value of the financial liability in May 2005, and a gain of US$355,000 credited to retained earnings.

An additional loss of US$2,818,000 is recorded in the IFRS income statement for the six months ended 30 June 2006 and for the year ended 31 December 2006, being the movement in the fair value of the financial liability from 1 January 2006 to the settlement date in March 2006.  On settlement of the future investment right in March 2006, the financial liability amounting to US$3,701,000 is derecognised with a corresponding entry to share premium.

Note 4: IAS 39 Financial Instruments

Amarin holds an equity investment in Antares Pharma Inc which is listed on AMEX in the United States.  In 2002, the directors decided to write off the value of this investment, as it was a decrease in fair value that was deemed other than temporary, which at the time amounted to US$66,000, to nil.

IAS 39 defines available for sale financial assets as those non-derivative financial assets that are designated as available for sale or are not classified into one of the other available categories.

In accordance with IAS 39, the investment in this company is classified as available for sale and held at fair value, with changes in the fair value at each reportable period recognised directly in equity unless the asset is impaired (if the new fair value of the asset is less than its initial cost) in which case the loss is reported in the income statement.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of this investment at that date of US$24,000 with a corresponding entry to retained earnings, representing a reduction in the value of the investment from acquisition date to 1 January 2006.  An additional impairment charge of US$6,000 is recorded in the IFRS income statement for the six months ended 30 June 2006 and for the year ended 31 December 2006.

Note 5: IAS 32/39 Financial Instruments

Amarin has issued warrants which enable the holders to convert to ordinary shares at pre-determined prices within specified periods of time.

IAS 39 provides examples of equity instruments which include “non-puttable ordinary shares, some types of preference shares and warrants or written call options that allow the holder to subscribe for or purchase a fixed number of non-puttable ordinary shares in the issuing entity in exchange for a fixed amount of cash or another asset. An entity's obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity.”

 In accordance with IAS 39, the fair value of the warrants on issue are recorded in a warrant reserve with a corresponding entry to share premium account. On settlement, the warrant reserve is derecognized with a corresponding entry to share premium and share capital account.

Consequently, the opening IFRS balance sheet at 1 January 2006 has been adjusted to record the fair value of the equity instruments at that date which amounted to US$9,620,000 in the warrant reserve, with a corresponding entry to the share premium account.

An additional amount of US$389,000 for the fair value of warrants issued in 2006 was recorded in the warrant reserve with a corresponding amount in the share premium account.

15.          Reconciliation from IFRS to US GAAP

		Six months to	Six months to
		30 June	30 June
		2007	2006
		$’000	$’000
	Note	Unaudited	Unaudited

Net loss in accordance with IFRS		(24,424)	(15,095)
Adjustment for treatment of intangible fixed asset	A	8,953	337
Adjustment for National Insurance on stock options	B	(119)	(70)
Adjustment for share based payment charge	C	(122)	137
Adjustment for revenue recognition	D	111	50
Adjustment for loss on fair value of future investment right derivative	E	—	2,818
Adjustment for property costs on restructuring costs	F	—	(55)
Adjustment for redundancy on restructuring costs	G	—	(80)

Net (loss) as adjusted to US GAAP		(15,601)	(11,958)
		$	$
US GAAP net (loss) per ordinary share — basic		(0.17)	(0.15)
US GAAP net (loss) per ordinary share — diluted		(0.17)	(0.15)

		Number	Number
		’000	’000
Shares used in computing loss per ordinary share — basic		91,723	79,763
Shares used in computing loss per ordinary share — diluted		91,723	79,763

Basic US GAAP (loss) per share as at June 30, 2007 is calculated based on the loss on ordinary activities after taxation, $15,601,000 (June 30, 2006: loss of $11,958,000) and on 91,723,000 (June 30, 2006: 79,763,000) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. As the Company reported a net loss in the six months ended June 30, 2007 and 2006, the loss per share is not reduced by dilution.

		Six months ended	Year ended
		30 June	31 December
		2007	2006
		$’000	$’000
		Unaudited	Audited
Shareholders’ equity in accordance with IFRS		20,739	38,568
Adjustment for treatment of intangible fixed asset	A	—	(8,953)
Adjustment for National Insurance on stock options	B	—	119
Adjustment for revenue recognition	D	(778)	(889)
Adjustment for acquisition accounting	H	(41,354)	(41,354)
Fair value adjustment to intangible fixed assets	A	683	(683)

Shareholders’ (deficit) in accordance with US GAAP		(20,710)	(13,192)

A.	Treatment of intangible fixed assets
Under IFRS externally-purchased rights associated with pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Under IFRS the Company had capitalized $8,953,000 at December 31, 2006 relating to Miraxion. This would have been expensed under US GAAP. During Q2 2007, the Company impaired the Miraxion intangible asset to nil as a result of adverse clinical trial results of Miraxion in HD.

The intangible asset at December 31, 2006 was fair valued in accordance with IFRS. As the intangible asset is not recognized under US GAAP the fair value adjustment is reversed.

B.	National Insurance on stock options
Under IFRS the Company recorded a provision of $nil (December 31, 2006: $119,000) relating to National Insurance (“NI”) amounts which would be payable on stock option gains at the time of exercise. Under IFRS NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

C.	Stock-based compensation
IFRS requires that the fair value of share based payments is expensed to the income statement over the period of the related services are received, together with an increase in equity.

Under U.S. GAAP, the Company adopted SFAS No. 123R “Share-Based Payment”, using the modified-prospective transition method, effective January 1, 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods. Since the adoption of SFAS No. 123R, the Binomial Lattice model has been applied to calculate the fair value of options. We recognize compensation expense for the fair value of those awards which have graded vesting on an accelerated recognition basis. For options granted prior to January 1, 2006, the Black Scholes model was applied to calculate the fair value of options and expensed on a straightline basis.

     D. Adjustment for revenue recognition
The Company received $500,000 in each of the years 2005 and 2006 on the licensing of certain rights to its LAX-202 candidate. Under IFRS, this license fee was recognized as income in 2005 and 2006. Under US GAAP, under SAB 104, this fee is being deferred and amortized over LAX-202’s development period, which is estimated to be 5 years from 1 January 2006, upon the receipt of cash.

    E. Future investment right derivative
In May 2005 Amarin raised $17.8 million by way of a share offering. In addition, investors in the share offering were given a future investment right, which subject to certain conditions, would allow the investors subscribe for additional shares at March 15, 2006, with a value up to a maximum of US$7.22 million. Under IFRS, the derivative is initially recorded at its fair value in May 2005 and recorded at its fair value at each subsequent reportable period end with any gains and losses recorded through the income statement. A loss of $2,818,000 is recorded under IFRS, being the movement in the fair value of the financial liability from 1 January 2006 to the settlement date in March 2006.
Under US GAAP, this financial derivative was classified as a permanent equity instrument in accordance EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock; therefore, the movement in the fair value of the future investment right between reporting periods is not recorded in the income statement or balance sheet.

     F. Property costs
Under IFRS, at June 2006 Amarin recognized a liability of $55,000 being the property costs associated with the occupied portion of the Stirling property for the period July to December 2006.

Under US GAAP, no liability should be recognized until the property has been vacated.

    G. Restructuring provision – staff redundancy costs
Under IFRS, redundancy obligations other than pensions are liabilities, which should be recognized in the accounts.

Under US GAAP, redundancy benefits will only be accounted for where they meet certain conditions. Where all such conditions are not met in full, the amount is deferred. Redundancy costs of $80,000 which were deferred at 31 December 2005 were recognized in the six month period to 30 June 2006.

     H. Adjustment for acquisition accounting
Under UK GAAP,  no provision was required for contingent consideration relating to the acquisition of Amarin Neuroscience Limited.  Under IFRS, no provision was required for contingent consideration as we have availed of exemptions under IFRS 1, "First-time Adoption of International Financial Reporting Standards".

Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale was £25,000,000 ($48,200,000). The initial amount of negative goodwill was $41,354,000. Thus, a deferred credit of $41,354,000 was recognized on the acquisition of Laxdale, being the initial amount of negative goodwill.

When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:
     —An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.
     —An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.

      I. Recently announced accounting standards
In May 2007, the FASB issued FSP FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, an amendment of FIN 48, Accounting for Uncertainty in Income Taxes, to clarify that a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits in accordance with paragraph 10(b) of the Interpretation if (a) the taxing authority has completed all of its required or expected examination procedures, (b) the enterprise does not intend to appeal or litigate any aspect of the tax position, and (c) it is considered remote that the taxing authority would reexamine the tax position. FSP FIN 48-1 is effective as of the same dates as FIN 48, with retrospective application required for entities that have not applied FIN 48 in a manner consistent with the provisions of the proposed FSP. The Company expects that FSP FIN 48-1 will not have a material impact on the Company’s financial statements.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement expands the standards under FAS No. 157, Fair Value Measurement and it permits entities to choose to measure many financial instruments and certain other items at fair value. Its objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measured related assets and liabilities differently without having complex hedge accounting provisions. FAS No. 159 is effective for fiscal years beginning on or after November 15, 2007, however early adoption is permitted provided the entity also elects to apply the provisions of FASB Statement No. 157 Fair Value Measurements. The company expects that FAS No. 159 will not have a material impact on the Company’s financial statements.

      J. Comprehensive loss
Comprehensive loss for the six months ended June 30, 2007 and 2006 was $16,266,000 and $12,511,000 respectively.